Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: AirGate PCS, Inc.
Commission File No. 027455

Contact:	Bill Loughman Chief Financial Officer 404-525-7272

The following press release was issued by Alamosa Holdings, Inc. and AirGate PCS, Inc. on February 7, 2005:

Alamosa and AirGate Announce February 14th Election Deadline
in Connection with Proposed Merger

LUBBOCK, Texas and Atlanta, Georgia (February 7, 2005) –In connection with the pending merger between Alamosa Holdings, Inc. (Nasdaq/NM: APCS) and AirGate PCS, Inc. (Nasdaq/NM: PCSA), the companies announced today that AirGate stockholders wishing to make an election to receive the merger consideration in cash or shares of Alamosa common stock, subject to pro-ration, must deliver to Mellon Investor Services, the Exchange Agent, properly completed Forms of Election, together with their stock certificates or properly completed Forms of Notice of Guaranteed Delivery, by 5:00 p.m., New York City time, on February 14, 2005, the election deadline.

AirGate stockholders who do not properly deliver such documentation to Mellon Investor Services (at the address specified in the Form of Election) prior to the election deadline may not select the form of merger consideration they would like to receive. The final election results regarding the merger consideration will be announced as soon as possible after the election deadline. AirGate stockholders may obtain additional copies of the Form of Election and the Form of Notice of Guaranteed Delivery by contacting the Exchange Agent at 1-800-777-3674. AirGate stockholders whose shares are held in their brokers’ name should contact their broker for instructions on making an election with respect to those shares.

About Alamosa
Alamosa Holdings, Inc. is the largest (based on number of subscribers) wireless Affiliate of Sprint (NYSE: FON), which operates the largest all-digital, all-CDMA Third-Generation (3G) wireless network in the United States. Alamosa has the exclusive right to provide digital wireless mobile communications network services under the Sprint brand name throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois, and California. Alamosa’s territory includes licensed population of 15.8 million residents.

About AirGate
 AirGate PCS, Inc. is the PCS Affiliate of Sprint with the right to sell wireless mobility communications network products and services under the Sprint brand in territories within three states located in the Southeastern United States. The territories include over 7.4 million residents in key markets such as Charleston, Columbia, and Greenville-Spartanburg, South Carolina; Augusta and Savannah, Georgia; and Asheville, Wilmington and the Outer Banks of North Carolina.

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Alamosa and AirGate Announce February 14th Election Deadline
in Connection with Proposed Merger

February 7, 2005

Legal Information
On January 19, 2005, Alamosa filed a definitive proxy statement/prospectus with the Commission regarding the proposed merger with AirGate. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Commission that are incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-7272).

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